September 25, 2025

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	CCSC Technology International Holdings Limited Registration Statement on Form F-1
Filed September 24, 2025
File No. 333-289769

Ladies and Gentlemen:

This letter is in response to the letter dated September 25, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being submitted publicly to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1. We note disclosure that the “actual public offering price will be determined at the time of pricing and may be at a discount to the current market price of our Class A Ordinary Shares or to the assumed price set forth above.” Please revise the underlined disclosure to state “will likely, or will.”

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of the Amended Registration Statement.

2. Please revise to state on the cover page that each Class A Ordinary Share will be sold together with two Warrants. Also, disclose on the cover page and throughout the filing that the price of the securities being offered will be fixed for the duration of the offering. Further, we note disclosure on page 17 that “[b]ecause the sales of the shares offered hereby… if we sell shares at prices significantly below the price at which they invested.” Please revise to clarify that the offering will be made at a fixed price for the duration of the offering or remove this disclosure.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, page 14 and page 17 of the Amended Registration Statement.

3. Refer to the disclosure under “Ordinary Shares Outstanding Immediately After the Offering” and footnote (1). The disclosure that 20,581,250 Class A Ordinary Shares are outstanding as of the date of this prospectus appears inconsistent with the other disclosure that 6,581,250 Class A Ordinary Shares are outstanding. Please revise here and page 24 to reconcile these discrepancies.

Response: In response to the Staff’s comment, we revised our disclosure on page 14 and page 24 of the Amended Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer and Director

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC